

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

Ruilin Xu
Chief Executive Officer
Top KingWin Ltd
Room 1304, Building No. 25, Tian'an Headquarters Center, No. 555
North Panyu Avenue, Donghuan Street
Panyu District, Guangzhou, Guangdong Province, PRC 511400

> **Re: Top KingWin Ltd**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 12, 2022**
> **CIK No. 0001938865**

Dear Ruilin Xu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1/A (DRS) filed October 12, 2022

Cover page

1. We note your response to comment 4 that controls imposed by the PRC government to transfer funds or assets are related to those located in mainland China. We also note disclosure in the twelfth paragraph of the cover page that in order for you to pay dividends to your shareholders, you may rely on the distribution of profits of the PRC operating entity to the Hong Kong subsidiary. In this regard, please amend your disclosure regarding fund transfers on the cover and in the summary risk factors and risk factors sections to state that, *to the extent funds in the business is in the PRC or Hong Kong or a*

> *PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer funds.* On the cover page, provide cross-references to these other discussions.

Prospectus Summary
Certain Risks and Limitations Related to Doing Business in China, page 1

2. We note your response to comment 5 and reissue in part. Please revise to describe the significant liquidity and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. In this regard, we note that your revised disclosure that the uncertainties with respect to the PRC legal system generally references material adverse effects on you and limited legal protections available to you and your investors.

3. We note your response to comment 6 and reissue in part. Please revise your prospectus summary to provide a summary of your discussion regarding limitations on your ability to transfer cash between you or your subsidiaries, to which you cross reference in your Summary of Significant Risk Factors and Risk Factors sections.

Key Values and Drivers of Our Business
1. Client-centric, page 80

4. We note your response to comment 21 about your efforts to learn about your clients, however, it remains unclear which products you provide to suit their needs in various growth stages of their businesses. Revise to correlate this discussion to the products and services you discuss in the pages that follow. Make conforming revisions throughout this prospectus, as appropriate.

General

5. Please revise your document to update your financial statements for compliance with Item 8 of Form 20-F. Specifically, your most recent audited financial statements are now greater than nine months old, requiring the inclusion of unaudited financial statements covering at least the first six months of the current fiscal year.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Anna Jinhua Wang, Esq.